Exhibit 8

LIST OF SUBSIDIARIES  OF THE REGISTRANT

Subsidiary Name	Jurisdiction of Incorporation	Ownership Percentage
FourCubed Acquisition Company, LLC	Delaware	100%
FPSV Holdings Ltd.	Israel	100%
Holdings Quin, LLC	Delaware	100%
Jarga BV	Netherlands	100%
Management and Investment Company Bohera B.V.	Netherlands	100%
MTS Asia Ltd.	Hong Kong	100%
MTS IntegraTRAK Inc.	Delaware	100%
SharpLink, Inc.	Minnesota	100%
SLG 1 Holdings LLC	Delaware	100%
SLG 2 Holdings LLC	Delaware	100%
Sports Technologies LLC	Minnesota	100%
Tabs Brazil	Brazil	100%
Trendfront Marketing International Limited	Malta	100%
Vendura B.V.	Netherlands	100%
Vexigo Ltd	Israel	100%
Voltera V.O.F.	Netherlands	100%